

Mail Stop 3720

May 6, 2010

David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **RE:** **Arris Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-31254**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis…, page 30
Overview, page 30

1.   The Commission's Interpretive Release No. 34-48960, "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and Results of
        Operations," explains that companies must discuss and analyze known trends, events,
        demands, commitments and uncertainties that are reasonably likely to have a material
        effect on financial condition or operating performance. We note your discussion of the
        industry trends that you believe will impact your business. In future filings please
        expand your discussion, to the extent practicable, to more clearly address how such
        trends will impact your results of operations. For example, please provide management's
        assessment of how increasing competition among cable operators, telephone companies
        and direct broadcast satellite services will impact your net income and indicate the extent
        to which MSO's anticipated reduced capital expenditures as a result of the economic
        downturn will impact your sales. These are just examples.

Non GAAP Measures, page 36

2.   We note your presentation of non-GAAP Net Income (Loss). While we do not object to
        your non-GAAP measure of Net Income (Loss), we are unclear as to why you also
        present non-GAAP Gross Margin, non-GAAP Operating Expense, non-GAAP Operating
        Income, non-GAAP Other (Income) Expense, and non-GAAP Income Tax Expense.
        Further it appears based on your filing and your earning press releases that you do not
        discuss these other non-GAAP measures. As such they do not appear to be meaningful
        measures to investors. Please tell us why you believe that non-GAAP Gross Margin,
        non-GAAP Operating Expense, non-GAAP Operating Income, non-GAAP Other
        (Income) Expense, and non-GAAP Income Tax Expense should be presented in your
        filing.

Critical Accounting Policies, page 54

b) Goodwill and Intangible Assets, page 57

3.   We note that goodwill represents approximately 16% or more of your assets as of
        December 31, 2009. In light of the significance of your goodwill balance, we expect
        robust and comprehensive disclosure both in your footnote and in your critical
        accounting policies regarding your impairment testing policy. This disclosure should
        provide investors with sufficient information about management's insights and
        assumptions with regard to the recoverability of goodwill. Specifically, please disclose
        the following information for each reporting unit (with material goodwill) that is at risk
        of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Consolidated Statements of Operations, page 67

4. Delete the gross margin percentage from the face of the statements of operations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director